centrica

taking care of the essentials

82-4578

02 SEP 16 AM 11:54

SUPPL

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	16 Septe
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Regards

Barbara Child

dlw 9/16

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

16 September, 2002

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Section 198 Notice – Aviva plc
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc. 1

16 September 2002

Centrica plc

Centrica plc received on 16 September 2002 a notification dated 13 September 2002 stating that the holding of Aviva plc and its subsidiaries in Centrica plc constituted a notifiable interest for the purposes of Section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder having a major interest
Aviva plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	41,111,790
BT Globenet Nominees Ltd	34,740
Chase GA Group Nominees Ltd	59,204,966
CUIM Nominee Ltd	33,068,396,
RBSTB Nominees Ltd	1,995,354
Hibernian Investment Managers Ltd	527,470
OHRA Belgium CGU Life VIE	198,428
OHRA Belgium Life	150,000
OHRA Belgium Non-Life	80,000

5. Number of shares / amount of stock acquired
10,406,000

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 5 5/9 pence

10. Date of transaction

12 September 2002

11. Date company informed
16 September 2002

12. Total holding following this notification
136,371,144

13. Total percentage holding of issued class following this notification
3.21%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
16 September 2002

centrica

taking care of the essentials

02 SEP 16 AM 9:27

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	16 September, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Barbara Child	**No. of pages** (incl. this one)	3

SUPPL

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Regards

Barbara Child

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

16 September, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Centrica Quest Ltd allottment of 53,671 shares
Rule 12g 3-2 (b) File No 82-4518

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc. 1

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

centrica

taking care of the essentials

RNS

The London Stock Exchange

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

13 September 2002

-
-
-

CENTRICA PLC

On 11 September 2002, Centrica plc allotted 53,671 ordinary shares of 5 5/9p each to Centrica Quest Limited in its capacity as a Qualifying Employee Share Ownership Trust (QUEST) for the Company's employee Sharesave Scheme. The shares were allotted on 11 September 2002 at 182.5p per share.

Although none of the directors have exercised sharesave options, the executive directors of the Company, being beneficiaries under the Trust, as with other employees, are deemed to have a potential interest in the shares.

Yours faithfully

Derek Woodward

Head of Secretariat

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD